July 25, 2014

Chad Eskildsen, Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.
Washington DC 20549
Phone | 202.551.6951

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC
File Nos. 333-172947; 811-22534

Dear Mr. Chad Eskildsen:

On July 8, 2014, William Fuhs, CFO, and John Gordon, CCO, had conference call with you to discuss your review of our SEC filings and website in accordance with your requirements to review our information every three years pursuant to the Sarbanes Oxley Act.  You review produced three comments with regards the annual report dated March 31, 2014.

In response to your comments to the Versus Capital Multi-Manager Real Estate Income Fund, LLC Annual Report dated March 31, 2014 provided to us by telephone conversation with you on July 8, 2014, please find below the following responses.  Each of your comments is set forth below with our response immediately following.

1.      Comment:    P. 8 – Statement of Operations – Reference was made to Footnote 3 - FEES AND OTHER TRANSACTIONSWITH AFFILIATES although no discussion was made with regards to Administration Fee with related parties.

Response: The related party reference to administrative fees was erroneous as the administrator is not affiliated and the reference will be removed from all future filings.

2.      Comment:    P. 15 – NOTE 2 – U.S. Federal Income Tax Information Paragraph 5 – disclosure should show prior period comparative amount.

Response: A comparative disclosure will be made in all future filings for the 2 most recent years.

3.      Comment:    P. 16 – NOTE 3 – FEES AND OTHER TRANSACTIONSWITH AFFILIATES, Paragraph 4 – consider adding disclosure with regards to the Investment Manager fees not being included in the adviser fee of 0.95%.

Response: The disclosure will be reviewed with our Auditors and the disclosure will be updated to better describe how the Investment Managers are being paid by the Fund directly and separately from the Adviser Fee.

The Registrant hereby acknowledges that:

•         The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•         The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at (303) 895-3773 or John Gordon at (303) 694-6299.

Best Regards,

/s/ William Fuhs

William Fuhs

Cc:	Mark Quam — Versus Capital
John Gordon — Versus Capital